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                            MORRIS, MANNING & MARTIN
                        A LIMITED LIABILITY PARTNERSHIP
                                ATTORNEYS AT LAW
                         1600 ATLANTA FINANCIAL CENTER
                           3343 PEACHTREE ROAD, N.E.
                             ATLANTA, GEORGIA 30326
                            TELEPHONE (404) 233-7000
                            FACSIMILE (404) 365-9532


                               September 24, 2004


VIA EDGAR

Securities and Exchange Commission
Main Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549

     Re:   Education Realty Trust, Inc.
           Registration Statement on Form S-11 under the Securities Act of 1933

Ladies and Gentlemen:

     On behalf of our client, Education Realty Trust, Inc. (the "Company"), enclosed for filing under the Securities Act of 1933, as amended, is the Company's Registration Statement on Form S-11 (the "Registration Statement"), with exhibits.

     The Registration Statement relates to the proposed offering of $316,250,000 of the Company's common stock, $0.01 par value per share, in a firmly underwritten offering.

     Three wire transfers in the aggregate amount of $40,069 have been sent to the Securities and Exchange Commission in payment of the applicable filing fee. The Federal Reference Numbers for the three wire transfers are 1077 (for a wire transferred on September 22, 2004 for $31,675), 495 (for a wire transferred on September 23, 2004 for $3,167.50) and 308 (for a wire transferred on September 24, 2004 for $5,226.50).

     Please acknowledge receipt of this filing via the EDGAR Postmaster. If you have any questions regarding this filing, please contact Rosemarie Thurston or John Earles at (404) 233-7000.


                         Best regards,

                         MORRIS, MANNING & MARTIN, LLP

                         /s/ Rosemarie A. Thurston
                         Rosemarie A. Thurston
                         Partner

cc:  Paul O. Bower
     Randall H. Brown
     John A. Earles, Esq.
     John A. Good, Esq.